UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

ARMO BIOSCIENCES, INC.

(Name of Subject Company (Issuer))

BLUEGILL ACQUISITION CORPORATION

(Offeror)

a wholly-owned subsidiary of

ELI LILLY AND COMPANY

(Parent of Offeror)

(Names of Filing Persons)

Common Stock par value $0.0001 per share

(Title of Class of Securities)

04225U104

(CUSIP Number of Class of Securities)

Michael J. Harrington, Esq.

General Counsel

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Telephone: (317) 276-2000

Copies to:

Daniel A. Neff

Mark Gordon

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,653,750,000.00	$205,891.88

*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, of ARMO BioSciences, Inc. (“ARMO”), at a purchase price of $50.00 per share, net to the seller in cash, without interest and less any applicable tax withholding. As of 5:00 p.m., Eastern time, on May 18, 2018 (the most recent practicable date): (i) 30,405,109 shares of ARMO common stock were issued and outstanding, (ii) no shares of ARMO common stock were held by ARMO in its treasury, (iii) 2,657,030 shares of ARMO common stock were subject to outstanding ARMO stock options, (iv) 7,267 shares of ARMO common stock were subject to outstanding rights under ARMO’s employee stock purchase plan, and (v) 5,594 additional shares of ARMO common stock, which is an estimate of the maximum number of shares that were reserved for issuance pursuant to ARMO’s stock plans or employee stock purchase plan and may become outstanding prior to consummation of the Offer.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $205,891.88	Filing Party: Bluegill Acquisition Corporation and Eli Lilly and Company
Form or Registration No.: Schedule TO	Date Filed: May 23, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) filed with the Securities and Exchange Commission on May 23, 2018 by Bluegill Acquisition Corporation, a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.0001 per share (the “Shares”), of ARMO BioSciences, Inc., a Delaware corporation (“ARMO”), at a purchase price of $50.00 per Share, net to the seller in cash, without interest and less any applicable tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Items 1 through 9 and Item 11. Summary Term Sheet.

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO is hereby amended and supplemented by deleting the second and third sentences of the second paragraph, and the third paragraph, of Section 16 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase under the subheading “Antitrust Compliance” and under the further subheading “Foreign Approvals” and replacing them with the following:

“On June 15, 2018, each of the FCO and the FCA determined that it does not have jurisdiction over the Offer and the Merger and Lilly withdrew its filings with the FCO and the FCA. As a result, the Antitrust Condition has been satisfied in full.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 15, 2018

Bluegill Acquisition Corporation

By:	/s/ Darren J. Carroll
	Name:	Darren J. Carroll
	Title:	President

Eli Lilly and Company

By:	/s/ Joshua L. Smiley
	Name:	Joshua L. Smiley
	Title:	Senior Vice President and
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 23, 2018.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Summary Advertisement, dated May 23, 2018.*

(a)(5)(A)	Joint Press Release issued by Lilly and ARMO on May 10, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by Lilly on May 10, 2018).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated May 9, 2018, among Eli Lilly and Company, Bluegill Acquisition Corporation and ARMO BioSciences, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ARMO on May 10, 2018).

(d)(2)	Tender and Support Agreement by and among Eli Lilly and Company, Bluegill Acquisition Corporation and certain stockholders of ARMO BioSciences, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ARMO on May 10, 2018).

(d)(3)	Non-Disclosure Agreement between ARMO and Lilly dated March 19, 2018.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.